December 7, 2012

Robert F. Telewicz Jr.

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cornerstone Core Properties REIT, Inc.
Form 10-K for the year ended December 31, 2011
Filed on March 30, 2012
File No. 000-52566

Dear Mr. Telewicz:

This letter provides further information from Cornerstone Core Properties REIT, Inc. (the “Company”) in response to comments raised by the Staff in a letter dated November 9, 2012 with regard to the above-referenced filing. For your convenience, we have set forth below you relevant comment followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Consolidated Statements of Operations, page F-4

1.             Comment: We note that you have included cash distribution declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response: Note 1 to 17 CFR 210.8-01 states that financial statements of smaller reporting companies shall be prepared in accordance with generally accepted accounting principles in the United States. ASC 260-10-45-5 states that per-share amounts not required to be presented by ASC 260 that an entity chooses to disclose shall be disclosed only in the notes to financial statements.

In considering whether to disclose cash distributions declared per common share on the face of our Consolidated Statements of Operations we analogized the guidance set forth in 17 CFR 210.8-03 (a)(2) relating to interim period reporting, which states that dividends per share should be presented on the income statement, to our annual reporting periods.

Beginning with our Form 10-K for the year ended December 31, 2012, the Company will revise future annual and quarterly filings to disclose cash distribution per-share amounts in the footnotes to the financial statements in accordance with the Topic as management believes that investors are better served by consistent disclosure.

See below for our proposed footnote disclosure:

The Company declared cash distributions per common share of $___, $_____, and $____ during the years ended December 31, ___, ___, and ___.

Note 7 – Consolidation of Variable Interest Entity, pages F-22 – F-23

2.             Comment: We note that Nantucket Acquisition LLC is a variable interest entity and that after you issued a notice of default in June 2011, you determined that you were the primary beneficiary. Please tell us and expand your future periodic filings to discuss the following. Reference is made to paragraph 810-10-50-5A of the Financial Accounting Standards Codification.

•	Your methodology for determining whether you are the primary beneficiary, including, but not limited to significant judgments and assumptions made.

•	The facts and circumstances that changed and the primary factors that caused you to reconsider your initial decision regarding your primary beneficiary determination.

•	The type and amount of financial or other support you have provided, whether you were contractually required to provide this support, and your rationale for providing such support.

Response: In December, 2009, the Company made a participating first mortgage loan (in two tranches) with a principal amount totaling $8.0 million to Nantucket Acquisition, LLC (“Nantucket”), an affiliate of our advisor. The loan was made in connection with Nantucket’s purchase of a 60-unit senior living community known as Sherburne Commons located on the island of Nantucket, MA. Nantucket was formed for the sole purpose of acquiring Sherburne Commons and related real estate, and holds no other assets. The loan matures on January 1, 2015, with no option to extend, and bears interest at a fixed rate of 8.0% for the term of the loan. Under the terms of the loan, the Company was entitled to receive additional interest in the form of a 40% participation in the property’s value appreciation.

Because the property’s occupancy never achieved targeted levels, Nantucket did not have sufficient cash flow and therefore stopped paying interest on the loan in the first quarter of 2011. On June 30, 2011, the Company issued a notice of default to Nantucket. It was this event of default that caused management to determine that the Company had become the primary beneficiary and to modify its previous accounting treatment for Nantucket. In accordance with the loan agreement, upon Nantucket’s default, the Company obtained the power to direct the activities of Sherburne Commons that most significantly impacted Nantucket’s economic performance, including assuming control of marketing and leasing activity, rental pricing, and the decision to sell or hold Shelburne Commons. As the estimated fair value of Sherburne Commons at that time was less than the principal balance of the Company’s first lien loan on the real property, therefore eliminating any equity value in the real property held by Nantucket, the Company assumed the obligation to absorb the losses of, and obtained the right to receive any benefits from, the VIE. Upon assuming such control, the Company has funded an additional approximately $1.0 million in working capital support to Nantucket. The Company was not contractually required to provide such support. These funds were provided to maintain the operations at the property to prepare it for an eventual sale, which management believes is the only plausible strategy for recovery of the note balance. In management’s judgment, the above fact pattern gave the Company a controlling financial interest in Nantucket. Consequently, the Company became the primary beneficiary of the VIE and consolidated the financial results of Nantucket with those of the Company as of June 30, 2011.

In the fourth quarter of 2011, the Company listed the Nantucket property for sale. In the fourth quarter of 2012, a purchase and sale agreement was entered into by the Company with a potential buyer of the property.

The Company continuously evaluates any interests it holds in VIEs by assessing the characteristics of its variable interests and other involvement in any VIE in accordance with ASC 801-10-25 to determine whether a change with respect to primary beneficiary has occurred.

The Company will revise future filings as requested and propose that such disclosure substantially include, in summary form, the facts noted above.

Note 14 – Segment Reporting, pages F-34 – F-35

3.	Comment: Please revise future periodic filings to clarify what expenses are included in property operating and maintenance expenses versus general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

Response: We will expand our future filings to clarify what expenses are included in property operating and maintenance versus our general and administrative expenses. See below for our proposed revised paragraph in “Segment Reporting” with the changes italicized:

We evaluate performance of the combined properties in each segment based on net operating income (“NOI”). NOI is a non-GAAP supplemental measure used to evaluate the operating performance of real estate properties. We define NOI as total rental revenues, tenant reimbursements and other income less property operating and maintenance expenses. We define property operating and maintenance expenses as any direct property operating costs such as property taxes and insurance, repairs and maintenance, utilities, landscaping and property management fees. NOI excludes interest income from notes receivable, general and administrative expense, asset management fees and expenses, real estate acquisition costs, depreciation and amortization, impairments, interest income, interest expense, and income from discontinued operations. We define general and administrative expenses as overhead costs which include advisor allocations, board of directors fees and expenses, D&O insurance, audit fees, tax preparation fees, legal and other professional services.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2012

Note 13 - Related Party Transactions, page 19

4.	Comment: We note your disclosure that you have fully reserved for a receivable balance due from your Advisor. Please tell us the circumstances that lead you to conclude that this amount was not collectible.

Response: The receivable due from our advisor relates to excess organization and offering costs paid to our advisor to cover the costs related to our follow-on stock offering (the “Follow-on Offering”). Our Follow-on Offering was terminated on June 10, 2012. In accordance with the advisory agreement with our advisor, within 60 days after the end of the month in which our Follow-on Offering is terminated, our advisor is obligated to reimburse us to the extent that the organization and offering expenses related to our Follow-on Offering borne by us exceeded 3.5% of the gross proceeds of the Follow-on Offering. As of June 10, 2012, we had reimbursed our advisor a total of $1.1 million in organizational and offering costs related to our Follow-on Offering, of which $1.0 million was in excess of the contractual limit set forth in the advisory agreement. Therefore, we recorded a receivable of approximately $1.0 million for which we then reserved the full amount based on our analysis of collectability as detailed below.

Prior to 2012, our management and overhead costs were shared by our advisor and an affiliate of our advisor. The two advisors served in that capacity for three public real estate funds. In the first quarter of 2012, our advisor was finalizing the liquidation of one fund, Cornerstone Realty Fund, LLC, and a second fund, Cornerstone Healthcare Properties REIT, Inc. (now known as Sentio Healthcare Properties Inc.) which was under management of the affiliate advisor, hired a third-party advisor as of January 1, 2012. Additionally, the Company sold four of its 13 industrial properties during 2011, reducing the amount of asset management fees we pay to our advisor. These incidents significantly reduced our advisor’s recurring monthly revenue while some management overhead costs previously shared among the advisors remained. Further, the advisor has expended its own funds to investigate capital formation alternatives to support the Company’s strategic options for repositioning and incurred significant incremental costs in the initial assessment of healthcare asset opportunities, including both salary expenses and third party consulting fees.

We have been advised by the advisor that it has borrowed from third parties to fund the costs and expenses related to the above described activities and obligations. However, the advisor’s ability to service its future obligations to the Company, while servicing its own debt ob ligation, is substantially dependent upon future management fees from the Company and growth in the size of the Company’s portfolio of invested assets. No assurance can be given by the advisor that the Company’s strategic repositioning plan will be successful or executed in time for the advisor to stabilize its financial condition and make timely repayments of the excess organizational and offering costs.

The combined impact of lower fee income, the added expense burden associated with the repositioning strategy and the debt obligation of the advisor led us to conclude that collection of the receivable was doubtful.

The Company’s management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciated your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned at (949) 863-9099.

Sincerely,

CORNERSTONE CORE PROPERTIES REIT, INC.

By:	/s/ Timothy C. Collins
Timothy C. Collins,
Chief Financial Officer

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CC: Deloitte & Touche LLP, John Ruddell

Duane Morris LLP, David J. Kaufman